EXHIBIT 12

CALIFORNIA RESOURCES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated and combined financial statements, including the notes to those statements.

	Three months ended March 31,	Year ended December 31,
(in millions, except ratios)	2018	2017	2016	2015	2014(a)	2013
EARNINGS:
Income (loss) before income taxes(b)(c)	$9	$(262)	$201	$(5,476)	$(2,421)	$1,447
Net income attributable to noncontrolling interests	(11)	(4)	—	—	—	—
Fixed charges	113	350	334	339	79	4
Capitalized interest	(1)	(3)	(2)	(9)	(4)	—
Earnings (loss) before fixed charges	$110	$81	$533	$(5,146)	$(2,346)	$1,451

FIXED CHARGES
Interest and debt expense, net(d)	$111	$343	$328	$326	$72	$—
Capitalized interest	1	3	2	9	4	—
Rental expense representative of interest factor	1	4	4	4	3	4
Total fixed charges	$113	$350	$334	$339	$79	$4

RATIO OF EARNINGS TO FIXED CHARGES	n/a	n/a	1.6	n/a	n/a	363

INSUFFICIENT COVERAGE	$3	$269	$—	$5,485	$2,425	$—

(a)
Note: Had we been a stand-alone company for the full year 2014, and had the same level of debt throughout the year as we did on December 31, 2014, of approximately $6.4 billion, we would have incurred $314 million of pre-tax interest expense, on a pro-forma basis, for the year ended December 31, 2014, compared to the $72 million pre-tax interest expense reported on our statement of operations for the year then ended. Therefore, the insufficient coverage on a pro-forma basis would have been approximately $2,667 million.

(b)
The three months ended March 31, 2018 amount includes unusual, infrequent and other items consisting of $7 million of non-cash derivative losses on outstanding hedges and $3 million of other unusual and infrequent charges. Excluding these items, our earnings before fixed charges for the three months ended March 31, 2018 would have been approximately $120 million. Therefore, the ratio of earnings to fixed charges would have been 1.1.

(c)
The year ended December 31, 2017 amount includes unusual and infrequent items consisting of $78 million of non-cash derivative losses on outstanding hedges, $21 million of gains from asset divestitures, $4 million of net gains on the early extinguishment of debt and $26 million of other unusual, out-of-period and infrequent charges. Excluding these items, our earnings before fixed charges for the year ended December 31, 2017 would have been approximately $160 million. Therefore, the insufficient coverage would have been approximately $190 million.

The year ended December 31, 2016 amount includes unusual and infrequent items consisting of $805 million of net gains on the early extinguishment of debt, $283 million of non-cash derivative losses on outstanding hedges, $30 million of gains from asset divestitures and $12 million deferred debt issuance cost write-off and $7 million, net, of other unusual and infrequent charges. Excluding these items, our loss before fixed charges for the year ended December 31, 2016 would have been approximately $0. Therefore, the insufficient coverage would have been approximately $334 million.

The year ended December 31, 2015 amount includes unusual and infrequent items consisting of $4.9 billion of asset impairments, $71 million of write-down of certain assets, $67 million of early retirement and severance costs, $28 million of debt issuance costs and $11 million of rig termination and other costs, partially offset by $52 million of non-cash derivative gains and $20 million of net gains on the early extinguishment of debt. Excluding these items, our loss before fixed charges for the year ended December 31, 2015 would have been approximately $189 million. Therefore, the insufficient coverage would have been approximately $528 million.

The December 31, 2014 amount includes unusual and infrequent items consisting of $3.4 billion of asset impairments, $52 million of rig termination and other price-related costs, and $55 million of Spin-off and transition related costs. Excluding these items, our earnings before fixed charges for the year ended December 31, 2014 would have been approximately $1.2 billion, and the ratio of earnings to fixed charges would have been 14.7.

(d)	Excludes $19 million of amortization of deferred gains for the three months ended March 31, 2018.